M2 LAW
PROFESSIONAL CORPORATION

October 12, 2006

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 4561

Attn: Gregory Dundas

AS FILED ON EDGAR

Re:	Format, Inc., a Nevada corporation
Registration Statement on Form 10-SB
Filed September 1, 2006
File No. 0-52213

Dear Mr. Dundas:

On behalf of Format, Inc., a Nevada corporation (“Company”), please find enclosed Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form 10-SB (“Form 10-SB”) filed with the Securities and Exchange Commission (“Commission”) on October 12, 2006.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter and to key those responses to the revisions and additions specified in Amendment No. 1.

We will overnight two (2) marked copies of Amendment No. 1, marked to show changes from the previous filing, to your office to facilitate your review. The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

Item 1. Description of Business, page 3

1.	The Company has revised its disclosure to provide a history of the Company’s business operations and developments.

2.	The Company has revised Footnote 1 to the financial statements to specify that the Company was incorporated in the State of Nevada.

3.	The Company has revised its disclosure to specify the date that the Company became eligible for trading on the pink sheets and that no trading has occurred since that date.

500 NEWPORT CENTER DRIVE SUITE 800 NEWPORT BEACH CALIFORNIA 92660
TEL: 949 706 1470 FAX: 949 706 1475

Securities and Exchange Commission
Mr. Gregory Dundas

4.	The Company has revised its disclosure to specify recent operating losses and that the Company expects to continue to incur losses for the foreseeable future.

5.	The Company has revised its disclosure to specify that Mr. Neely devotes 90 % of his business time to the Company.

6.	The Company has revised its disclosure to distinguish clearly between current and planned activities.

7.	The Company has revised its disclosure to describe at greater length what is involved in the “EDGARization” of documents.

8.	The Company has revised its disclosure to specify that its printing services will not become a material part of the business in the foreseeable future.

9.
The Company has revised its disclosure to clarify the nature and timing of the Company’s goal to become a “dominant provider” of EDGARizing services in light of the Company’s discussion regarding the nature of its competition.

Risk Factors, page 5

10.	The Company has revised its disclosure to underline the section title, “Risk Factors” and move the preamble narrative down a space.

11.	The Company has revised its disclosure to specify a risk factor for its reliance on a small number of customers for most of its revenues.

The nature of our EDGARizing business is highly cyclical…,page 5

12.	The Company has revised its disclosure regarding its ability to handle maximum workloads in light of the disclosure that it has one full-time employee and one part-time employee.

The EDGARizing industry has been dominated…,page 5

13.	The Company has revised its disclosure in this risk factor and elsewhere to clarify the extent to which a small number of businesses dominate the market.

We anticipate that we may need to raise additional capital…,page 6

14.	The Company has revised its disclosure to specify its expected need for additional funds of approximately $100,000, and to discuss its current reliance on interest-free loans from Mr. Neely.

Securities and Exchange Commission
Mr. Gregory Dundas

15.	The Company has revised its disclosure to specify the risks of not being able to fund its sales and marketing activities.

As a service-oriented company, we depend…,page 6

16.	The Company has revised its disclosure to avoid references to “officers” in plural and in particular revise the phrase “various members of our management team” in that risk factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

17.	The Company has revised its disclosure to provide discussion and analysis relating to other non-operating income and expense.

18.	The Company has revised its disclosure to include discussion and analysis of its financial condition and changes in financial condition for each period presented.

Liquidity and Capital Resources, page 9

19.
The Company has revised its disclosure to specify the reasons why it was unable to pay its invoices, whether it paid its invoices subsequent to the year-end, and any implications of its inability to pay invoices.

Our Plan of Operations for the Next Twelve Months, page 19

20.	The Company has revised its disclosure to disclose the information required by Item 303(a) of regulation S-B.

Part II
Market Price…, page 27

21.	The Company has revised its disclosure to specify the number of holders of the Company’s stock.

Recent sales of Unregistered Securities, page 31

22.
The Company has revised its disclosure to specify that the differences between the total of the issuances herein and the amount specified in the financial statements if additional paid in capital by Mr. Neely in 2002, and to specify the first issuance of 163,833 shares was at $0.03 for proceeds of approximately $4,915.

Securities and Exchange Commission
Mr. Gregory Dundas

Financial Statements for the Six Months Ended June 30, 2006
Note 2 - Summary of Significant Accounting Policies
Allowance for Doubtful Accounts, page F-7

23.	The disclosures have been revised to incorporate the following relating to the Allowance for Doubtful Accounts in the Summary of Significant Accounting Policies in Note 2.

The Company’s President received S-8 common shares from the Company’s customers in lieu of cash payment to settle the related obligations due the Company. The President of the Company accepted the shares of the customer. The Company reduced the amounts of their obligation to the President as a result of the President accepting the shares. Additionally, the President placed the certificates in the Company as an advance for cash flow purposes of the Company. The total amount of receivables settled in shares of the customers securities in the six months ended June 30, 2006 were as follows: for the six months ended June 30, 2006 was $3,691, for the year ended December 31, 2005 was $15,978 and in 2004 there were no receivables settled with common stock. The difference between the stock received by the President over the amount that was in the shareholders advance account, is reflected as wage expense as the Company cannot have an officer owe the Company any money.

All of the stock received by the Company’s President from the Company’s customers were public companies and actively traded, so the Company used as a fair value of the stock, the price of the shares the day the stock was issued, multiplied by the number of shares the Company received.

24.	The journal entries used to record the transactions with respect to the shares the President received as payment by the Company’s customers were as follows:

Dr. Shareholder Advance
Dr. Wage Expense
Cr. Accounts Receivable

Entry to record issuance of shares to President from customer. Wages are recorded when the shareholder advance account is fully absorbed.

Dr. Cash/Marketable Securities
Cr. Shareholder Advance

Entry to record cash infusion by President for working capital purposes

Dr./Cr. Marketable Securities
Dr./Cr. Unrealized Gains or Losses

Entry to record holding gains or losses on trading securities

Securities and Exchange Commission
Mr. Gregory Dundas

Dr./Cr. Marketable Securities
Dr./Cr. Realized Gains or Losses

Entry to record gain or loss on sale of securities

Financial Statements for the years ended December 31, 2005 and 2004

Statement of Cash Flows, page F-20

25.	The Company has revised its statements of cash flows accordingly as noted in accordance with paragraph 22(a) of SFAS 95.

Note 2 - Summary of Significant Accounting Policies, page F-21

26.
Despite the fact that the Company does have retained earnings, the retained earnings is the result of the realized and unrealized gains in their marketable securities, and has reconsidered these facts in discussions with their auditor, and as a result the auditor has re-issued their opinion with the uncertainty of the Company continuing as a going concern, and has incorporated managements plans to mitigate these conditions that give rise to the uncertainty. The Company has added a risk factor.

27.
The Company does not consider the rental and other income it receives to be a material part of their business. The Company will include their policy for recognition of this in their revenue recognition disclosures.

Allowance for Doubtful Accounts, page F-22

28.	The Company will provide a roll-forward schedule on its allowance for doubtful accounts for each of the periods presented in its revised financials statements.

Marketable Securities, page F-25

29.
As specified in response to Comment No. 23, the securities the Company holds are from active trading public reporting companies, so their values are readily determinable. The Company receives the securities from its President, who received the securities as payments on obligations of its customers. The Company does not hold the stock too long, as they need the cash for cash flow purposes. The Company at any holding period has determined the fair value of the marketable securities approximates carrying value, as the market values are readily determinable and can be calculated easily. The Company calculates the realized and unrealized gains and losses based on these values for each of the periods presented.

Securities and Exchange Commission
Mr. Gregory Dundas

30.	The names of each specific entity issuer for each marketable security held during the periods presented are as follows:

Name of Issuer	Acquisition	Disposal

Litfunding Corp.	June 2005	August 2005
Cobalis Corp.	February 2005	March and August 2005
	April 2006	September 2006
IVI Communications, Inc.	February 2006	March 2006

As specified in response to Comment No. 23 and 25, the Company’s President received the shares from each of the above Company’s customers in lieu of cash payment to settle the related obligations due the Company.

Note 4 - Loans Receivable, page F-27

31.
The amount funded and recorded as a loan receivable to this related company that is principally owned by one of our shareholders that owns less than one percent of our issued and outstanding shares, was made by the Company based on the business that the company was doing, and the fact that they were planning on going public and utilize the services of the Company. The Company has provided no services to this company to date.

32.	The individual that was loaned the amounts in question was a related party. This has been included in the revised financial statement disclosures.

33.
The Company has imputed interest at a rate of 4% per annum, the rate at which the Company would be able to receive funds from a financial institution or that the amounts loaned would have been obtained from a financial institution for the shareholder advance and the loan receivable. These amounts were not recorded as they were not considered material to the financial statements taken as a whole.

As for the amount financed by the bank, for the loan on the vehicle, the Company purchased the vehicle under a special promotion run by the auto maker and there was no interest on the amounts financed. This too, was imputed at 4%, and was considered immaterial to record for each of the periods presented.

Provision for Income Taxes, page F-29

34.	The disclosures have been revised to include a reconciliation between the statutory rate and the effective tax rate as referred to in paragraph 47 of SFAS 109.

35.
The Company had parenthetically described the timing differences as described in SFAS 109, and has revised the disclosure to include charts noting these differences and the changes in the valuation allowances in the revised footnote disclosures.

Securities and Exchange Commission
Mr. Gregory Dundas

Financial Statements for the years ended December 31, 2004 and 2003

General

36.	The Company has deleted the duplicative presentation of the financial information for the fiscal year ended December 31, 2004.

Statement of Cash Flows, page F-35

37.
The Company has revised the statement of cash flows for consistency. Hall and Company was provided adequate opportunity to review, discussions occurred between Hall and Company and Michael Pollack, and both auditors concurred.

Part III - Index to Exhibits, page 19

38.
The Company has revised its disclosure to include Exhibit 16, a letter from its former independent accountant stating whether it agrees with the Company’s representation made in response to Item 304(a) of Regulate S-B.

In addition to the foregoing, attached as Annex A to this response letter is an acknowledgement from the Company regarding the matters requested on page 7 of the Comment Letter.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at 949-706-1470.

Sincerely,

M2 Law Professional Corporation

/s/ Michael Muellerleile
Michael Muellerleile

ANNEX A

ACKNOWLEDGEMENT

Format, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Format, Inc.

By:	/s/ Ryan A. Neely
Ryan A. Neely President, Chief Financial Officer and Secretary